



Tiomin Completes Buy Back of NPI Royalty on Kenyan Mineral Sands Properties

Toronto, Canada. August 10, 2006. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) is pleased to announce that it has completed the buy back of the 20% Net Profit Interest Royalty ("NPI Royalty") held by Pangea Goldfields Inc. ("Pangea"), a subsidiary of Barrick Gold Corporation, on the mineral sands exploration licenses of Kwale, Kilifi, Vipingo, and Mambrui in Kenya. Pursuant to the terms of the Royalty Termination Agreement dated April 4, 2006, Tiomin made a cash payment of US$2.0 million and issued 5 million common shares of the Company to Pangea today.

Tiomin has agreed to make a further cash payment of US$1.0 million, only if and when commercial production is reached, for each of the other properties (Kilifi, Vipingo, and Mambrui), or if Tiomin sells an interest in any such property to a third party.

As previously announced, Tiomin has successfully structured a financing package totaling US$201 million for the construction and development of the Kwale titanium mineral sands project. The Engineering Procurement and Construction Management (EPCM) contract was awarded to Ausenco International Pty Ltd of Australia on July 31. Construction is expected to be completed within 22 months, after which production would commence at an initial annualized rate of 330,000 tonnes of ilmenite, 75,000 tonnes of rutile and 40,000 tonnes of zircon. The entire planned output over life of mine has been sold. At current prices for these products, Kwale is expected to generate approximately US$70 million in annual sales for the first five years of production.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227, Bruce Ramsden, Chief Financial Officer, ext. 232 or Laurie Gaborit, Investor Relations ext. 222. Visit the Company's website at www.tiomin.com.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of rutile, zircon, ilmenite, estimated future production, estimated costs of future production, the Company's sales policy and permitting lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.